July 25, 2014

Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Kevin L. Vaughn, Gary Newberry and Martin James

Re:	Rambus Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
Form 10-Q for the Fiscal Quarter Ended March 31, 2014
Filed April 25, 2014
Form 8-K filed April 21, 2014
File No. 000-22339

Ladies and Gentlemen:
This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the document referenced above, as set forth in your letter dated July 9, 2014 to Rambus Inc. (the “Company”). For ease of reference, the text of each of the Staff’s numbered comments has been provided herein in italics. The Company’s response follows each of the numbered comments.

Form 10-K for the Year ended December 31, 2013
Notes to Consolidated Financial Statements, Note 17 – Income Taxes, page 91

1.
Please explain how the reconciliation of effective and statutory tax rates here relates to your discussion of the provision for income taxes on page 36. In particular, explain how the provision, which you describe on page 37 as being primarily comprised of withholding taxes, is reflected in the reconciliation table, which indicates the expense due to a valuation allowance.

Response:

We advise the Staff that all of the applicable withholding taxes as described on pages 36 and 37 for the period were included in the “Withholding tax” line of the reconciliation table on page 91 of the Form

United States Securities and Exchange Commission
July 25, 2014

10-K. The Company generated foreign tax credits for withholding taxes that were paid in foreign jurisdictions. The income tax benefits from such foreign tax credits fully offset the income tax expense related to the withholding taxes. However, as the Company maintained a full valuation allowance on its deferred tax assets in the U.S., these foreign tax credits relating to withholding taxes generated were subject to such valuation allowance. Accordingly, the income tax benefit from the foreign tax credits was fully offset by the corresponding valuation allowance. The income tax benefit from the foreign tax credits and the offsetting income tax expense for the valuation allowance were included in “foreign tax credit” line and “valuation allowance” line in the reconciliation of the effective and statutory tax rates on page 91, respectively.

Note 19 – Agreements with SK Hynix and Micron, page 97

2.
We note your disclosures here regarding the settlements with each of SK hynix and Micron. We note that you have identified three elements of each of these settlements and allocated the settlement amount amongst the three elements based on relative fair value. Your accounting policy disclosure on page 58 indicates that revenues from these settlements related to past royalties are recognized upon execution of the agreement, and that elements that are not related to royalty revenue are recorded as a gain from settlement (recognized as a separate line item in operating expenses). However, based on the accounting described here, it appears that you have deferred revenue recognition for these two elements despite the fact that the agreements have been executed. Please explain to us how you have applied your accounting policy disclosed on page 58 in connection with each of the SK hynix and Micron settlements.

Response:

We advise the Staff that in the accounting policy disclosure on settlements of patent infringement disputes, on page 58, the Company disclosed that “revenues related to past royalties are recognized upon execution of the agreement by both parties, provided that the amounts are fixed or determinable and there are no significant undelivered obligations and collectability is reasonably assured”. As the quarterly payments with respect to the SK hynix and Micron settlements are paid over five and seven year periods, respectively, the Company concluded that the amounts represent an extended payment term arrangement for the consideration. The Company considered the guidance in ASC 985-605 with regards to extended payment terms and analogized it to Rambus’ business of licensing intellectual property. An excerpt from Paragraph 25-34 of ASC 985-605-25 states:
“……any extended payment terms in a software licensing arrangement may indicate that the fee is not fixed or determinable. Further, if payment of a significant portion of the software licensing fee is not due until after expiration of the license or more than twelve months after delivery, the licensing fee should be presumed not to be fixed or determinable.”

United States Securities and Exchange Commission
July 25, 2014

Pursuant to the guidance paragraph 25-35 of ASC 985-605-25, as the entire consideration is not fixed or determinable, the Company will not recognize revenue until each payment becomes due and payable.

Note 19 – Agreements with SK Hynix and Micron, page 97

3.
Based on your current accounting, it appears that you will be recognizing approximately $10 million of royalty revenue per quarter ($40 million per year) that relates to the settlement of past infringements for the SK hynix and Micron settlements through the second quarter of 2018 when the SK hynix payments cease. This amount appears to be material to your current revenue amounts. Please revise your discussion of your results of operations in future filings to clearly disclose the amount of current period revenue that relates to past infringements, unless such amounts become no longer material.

Response:

We advise the Staff that in future filings in response to the Staff’s comment, the Company intends to disclose the amount of current period revenue that relates to past infringements in its discussion of results of operations. Using the fiscal year ended December 31, 2013 as an example, the disclosure will be as follows:

“Our patent royalties increased approximately $40.4 million to $249.1 million for the year ended December 31, 2013 from $208.7 million for the same period in 2012. The increase in 2013 was primarily due to revenue recognized from the new license agreements signed with SK hynix, Micron, STMicroelectronics and LSI Corporation. Of the $249.1 million patent royalties for the year ended December 31, 2013, $28.9 million are related to royalty revenue from settlement of past infringements with SK hynix and Micron.”

Form 10-Q for the Year ended March 31, 2014
Note 14 – Litigation and Asserted Claims, page 22

4.	We note your disclosures here regarding the settlement agreement you entered into with Nanya. Please provide us with details of the settlement and how you plan to account for the settlement agreement.

Response:

We advise the Staff that on March 21, 2014, Rambus and Nanya Technology Corporation (“Nanya”) entered into a settlement agreement, pursuant to which the parties have agreed to release all claims

United States Securities and Exchange Commission
July 25, 2014

against each other with respect to all outstanding litigation between them. Pursuant to the settlement agreement, Rambus and Nanya entered into a semiconductor patent license agreement on March 21, 2014 with an effective date of July 1, 2013, under which Nanya licenses from Rambus non-exclusive rights to certain Rambus patents and has agreed to pay Rambus cash amounts over the next eighteen quarters. Under the license agreement, Rambus has granted to Nanya (i) a paid-up perpetual patent license for certain identified Nanya DRAM products and (ii) a five-year term patent license to all other DRAM and other semiconductor products. Each license is a non-exclusive, non-transferable, royalty-bearing, worldwide patent license, without the right to sublicense, solely under the applicable patent claims of Rambus for such licensed products, to make (including have made), use, sell, offer for sale and/or import such licensed products until the expiration or termination of the license pursuant to the terms of the license agreement. The license agreement requires that Nanya pay Rambus cash payments over the next eighteen quarters of a fixed amount each quarter, commencing in the quarter ended September 30, 2013. Additional payments or certain adjustments to the payments by Nanya to Rambus under the license agreement may be due for certain acquisitions of businesses or assets by Nanya involving unlicensed products. The license agreement and the licenses granted thereunder may be modified under certain conditions and may be terminated upon a material breach by a party of its obligations under the agreement, a bankruptcy event involving a party or a change of control of Nanya subject to certain conditions.

The Company determined that there is only one element in the arrangement – license of intellectual property. The deliverable is to provide the customer, Nanya, with the right to use Rambus’ patents. The license amounts represented an extended payment term arrangement for the consideration. As mentioned in the response to comment #2 and #3 above, we considered the guidance in Paragraph 25-35 of ASC 985-605-25, which analogizes to Rambus’ business of licensing intellectual property, with regards to extended payment terms. Accordingly, the fee receivable hereunder is presumed not to be fixed or determinable until the payments are due and payable.

We respectfully advise the Staff that as the amount of revenue recognized in the first quarter of 2014 and for future periods under the Nanya arrangement is not material to the financial statements, the Company did not separately disclose the accounting related to this agreement.

Form 8-K Filed April 21, 2014

5.	Your supplemental reconciliation presents a non-GAAP provision for income taxes. In future filings, please reconcile this to the nearest GAAP measure. Refer to Item 10(e) of Regulation S-K.

United States Securities and Exchange Commission
July 25, 2014

Response:

We advise the Staff that the Company will include in future filings, and has included in its latest Current Report on Form 8-K filed on July 21, 2014, a supplemental reconciliation of GAAP to non-GAAP provision for income taxes as follows:

	Three Months Ended			Six Months Ended
	June 30, 2014	March 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
GAAP provision for income taxes	6,395	5,472	4,743	11,867	9,254
Adjustment to GAAP provision for income taxes	4,242	5,576	(1,892)	9,818	(307)
Non-GAAP provision for income taxes	10,637	11,048	2,851	21,685	8,947

Additionally, in future filings, the Company will provide a supplemental reconciliation of GAAP to non-GAAP effective tax rate as follows:

Supplemental Reconciliation of GAAP to Non-GAAP Effective Tax Rate (1)

	Three Months Ended			Six Months Ended
	June 30, 2014	March 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013

GAAP effective tax rate	56%	41%	153%	48%	103%
Adjustment to GAAP effective tax rate	(20)%	(5)%	(117)%	(12)%	(67)%
Non-GAAP effective tax rate	36%	36%	36%	36%	36%

(1)
For purposes of internal forecasting, planning and analyzing future periods that assumes net income from operations, the Company estimates a fixed, long-term projected tax rate of approximately 36 percent, which consists of estimated U.S. federal and state tax rates, and excludes tax rates associated with certain items such as withholding tax, tax credits and deferred tax asset valuation allowance. Accordingly, the Company has applied the 36 percent tax rate to its non-GAAP financial results for all periods to assist the Company’s planning for future periods.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

United States Securities and Exchange Commission
July 25, 2014

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 462-8608 if you have any questions or require further information regarding this matter.

Very truly yours,

/s/ Satish Rishi

Satish Rishi,
Senior Vice President, Finance and
Chief Financial Officer
Rambus Inc.

cc:	Jae Kim, Senior Vice President, General Counsel & Secretary, Rambus Inc.
Tom Bentley, Chairman of the Audit Committee of the Board of Directors, Rambus Inc.
Aaron J. Alter, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Sameer Shirsekar, PricewaterhouseCoopers LLP